Filed by:     AT&T Corp
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company:    AT&T Corp
Commission File No.  1  -  1105

Explanatory Note

     At the request of the Securities and Exchange Commission we have been asked to retransmit our Rule 425 filing originally submitted on March 13, 2002. This filing is an exact duplicate with the added feature of language extracted from the slides to permit text searching.

March 14, 2002 Investor Presentation

Ron Cooper
Chief Operating Officer

Kevin Casey & Trey Smith
EVPs , Operations

Mary White
SVP, Denver Market

Today's Presenters

David Fellows
Chief Technology Officer

Steve Bouchard
VP, Video Marketing

Cathy Kilstrom
SVP, Customer Care

The following are "forward-looking statements" which are based on management's beliefs as well as on a number of assumptions concerning future events made by and information currently available to management. The audiences are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside AT&T's control, that could cause actual results to differ materially from such statements. For a more detailed description of the factors that could cause such a difference, please see AT&T's filings with the Securities and Exchange Commission. AT&T disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results of AT&T.

On December 19, 2001, AT&T and Comcast agreed to combine AT&T's broadband business with Comcast. In connection with the proposed transactions, AT&T and Comcast will file a joint proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders are urged to carefully read the joint proxy statement/prospectus regarding the proposed transactions when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about AT&T and Comcast, without charge, at the SEC's web site at www.sec.gov. Free copies of AT&T's filings may be obtained by directing a request to AT&T Corp., 295 North Maple Avenue, Basking Ridge, N.J. 07920, Attention: Investor Relations. Free copies of Comcast's filings may be obtained by directing a request to Comcast Corporation, 1500 Market Street, Philadelphia, Pennsylvania 19102-2148, Attention: General Counsel.

AT&T, Comcast and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in connection with the proposed merger. Information concerning AT&T's participants in the solicitation is set forth in AT&T's proxy statement for its annual meeting of stockholders, filed with the SEC on March 30, 2001.

Safe Harbor

Ron Cooper Chief Operating Officer

Positive Momentum in the Business
Alignment of Strategies, Objectives & Accountability
Growth of Revenue Generating Units
2002 Focus
Customer Care
Plant Upgrades to Drive Growth
Digital Video strategy
Organizational structure
Cost Management

Broadband Update - Implementing Our Plan

Network Upgrades: Full-Service Capable Homes

Note: Dotted line indicates YE 2002 estimate.

20%

40%

60%

80%

100%

Telephony Ready
34%

Data
Ready
62%

Digital Ready
100%

70%+
By 2002

40%+
By 2002

Plan is 80% ? 550 MHz by YE02
Over $1B budgeted for rebuild/upgrade in 2002

Organization, Staffing and Accountability

Organizational and operational changes
Implemented leadership changes at corporate and markets
Aligned organizational goals and objectives
Decentralized certain functions to better serve the customer
Restructuring charge in 1Q02
Decentralization ? HQ downsizing
$50M - $100M charge

Entrepreneurial, Customer Focused, and Accountable

Right People in the Right Place with the Right Focus

Accountable for financial results
Empowered to execute operating plan
Ownership of marketing tailored
for local markets
Responsible for customer, employee & franchise relations

Scale Economies
Procurement
Billing operations
Required Consistency
Finance and accounting
Brand management
Unique Skill Set
HSD & Telephony provisioning

Local

National

Management Approach

Corporate Leadership

Market Leadership in Place

Market   Industry Experience
San Francisco  21
Chicago  17
Boston  2
Seattle  22
Denver  17
Pittsburgh  19
Salt Lake City  23
Dallas  9
Miami  20
Portland  14
Atlanta  6
Los Angeles  15
Sacramento  13

Bill Schleyer  President & CEO
Ron Cooper  COO
Mike Huseby  EVP & CFO
Greg Braden  EVP
David Fellows  CTO
Nancy McGee   SVP Marketing
Cathy Kilstrom  SVP Customer Care

Kevin Casey  EVP Operations
Trey Smith  EVP Operations

New Leadership Team in Place

Kevin Casey & Trey Smith EVPs, Operations

Boston

Florida

Chicago

Seattle

San Francisco

Portland

Sacramento

Los Angeles

Dallas

Denver

Salt Lake City

Midwest

Atlanta

Pittsburgh

Ron Cooper

Kevin Casey

Trey Smith

Focused to Support Market Leadership

Rocky Mountain

Implementing the Operating Model

Creating experienced, effective, results-oriented teams
Measurement and management tools
Best Practices & Innovations
Strengthening fundamentals to deliver results
Customer care
Fulfillment
Back office

Entrepreneurial, Customer Focused, and Accountable

Reducing Service Calls While Growing Customers Service Call Rate Basic Plus RGUs Basic plus RGUs Service Call Rate

Inbound Sales Migration Success - Seattle Market

Internalizing resources to deliver results

Improved inbound sales yield
Reduced cost per sale
Shortened average handle time
Expect to introduce combination sales

Customer Care Improvement - Atlanta Market Total Call Volume Service Level Total Call Volume Service Level

Mary White SVP, Denver Market

Implementing the Operating Model

Creating experienced, effective, results-oriented teams
Measurement and management tools
Best Practices & Innovations
Strengthening fundamentals to deliver results
Customer care
Fulfillment
Back office

Entrepreneurial, Customer Focused, and Accountable

David Fellows Chief Technology Officer

Network Architecture
Capacity - Creating It, Using It, Growing It
Rebuilding The Network
Standardizing Systems & Infrastructure
Technology to Deliver Advanced Services
Digital video
HSD
Telephony
Capital

Technology Today & Tomorrow

RF Amplifiers

STB

CM

coax

NIU

TAP

fiber

Power

Fiber
Node

Full Service Broadband Network Architecture

Secondary
Hub

Secondary
Hub

Secondary
Hub

Power

AT&T B.I.
Regional
Data Center

Internet

ISPs

ISPs

Long Distance
Carriers

AT&T
Local
Telephone Office

PSTN

SS7 Network

Primary
Hub

Primary
Hub

Primary
Hub

Power

Master Headend

Interactive TV Digital Video All Distance Telephony High-Speed Data Video on demand Analog Video Other Future Services Leveraging Cable Investments to Drive Growth

Using the Capacity

750 - 860 MHz Capacity

0-40
MHz

54-552
MHZ

552 - 648
MHz

648 - 750
MHz

751 - 860
MHz

DOWNSTREAM

18 Digital Channels
6 MHz
Analog
Channel

The majority of our network is 750MHz or higher

UPSTREAM

TelephoneReturn
Data Return
InteractiveMessages

DOWNSTREAM

79 Analog TV Channels

DOWNSTREAM

16 Channels for Advanced Services
Telephone
Data
VOD

DOWNSTREAM

17 Digital Channels
6 MHz
Analog
Channel

750 MHz Provides:
79 Analog Video Channels
Up to 204 Digital Video Channels
High Speed Data
Telephone
VOD, ITV

Video PVR VOD HDTV High Speed Data Broadband Choice Network migration & integration Telephony Advanced Intelligent Network VoIP Technology Focus in 2002

Coax

Interconnecting to:
PSTN via ILEC
SS-7
800
LIDB
Oper Svc
911
InterLATA Carriers

Tap

Laser T/R

Signal
Processing
Modulation

Laser

Laser

C/S

Headend

Secondary Hub

D.H.

Fiber

Fiber

Fiber

Power
Supply

Fiber
Node

Coax

Coax

5ESS

OSS

DCS

SONET

DC Power
Supply

CATV
Equip

+Batteries

PSTN = Public Switched Telephone Network
DCS = Digital Cross Connect System
HDT = Host Digital Terminal
SONET = Synchronous Optical Network
HSD = High Speed Data
C/S = Combiner/Splitter
PP Tap = Power Passing Tap
NIU = Network Interface Unit

Routers

PP Tap

Telephone: Circuit Switched

SONET

HSD CMTS

HDT

Excite@Home
Road Runner
Regional Data Center

Servers

Internet

Video-green, Telephony-red, HSD-blue

SONET

N
I
U

PC Modem

Telephone: IP

Coax

Interconnecting to:
PSTN via ILEC
SS-7
800
LIDB
Oper Svc
911
InterLATA Carriers

Tap

Laser T/R

Signal
Processing
Modulation

Laser

Laser

C/S

Headend

Secondary Hub

D.H.

Fiber

Fiber

Fiber

Power
Supply

Fiber
Node

Coax

Coax

CATV
Equip

+Batteries

PSTN = Public Switched Telephone Network
DCS = Digital Cross Connect System
HDT = Host Digital Terminal
SONET = Synchronous Optical Network
HSD = High Speed Data
C/S = Combiner/Splitter
PP Tap = Power Passing Tap
NIU = Network Interface Unit

PP Tap

SONET

Excite@Home
Road Runner
Regional Data Center

Servers

Internet

Video-green, Telephony-red, HSD-blue, VoIP-yellow

N
I
U

PC

SONET

OSS

Soft Switched Servers/Gateway

Advanced
CMTS

Cathy Kilstrom SVP, Customer Care

Foundation in Place to Improve Customer Care

Reduced call centers from 200 to 30
Reduced billing systems from 12 to 2
Introduced new customer care technologies such as e-care, self-help, and IVR

Major work done to improve customer care infrastructure

2002 Customer Care Objectives

Enhance the customer experience
Establish sales oriented culture
Review outsourcing relationships
Enhance e-care, self help, and IVR functionality
Integrate care across product lines

Our focus is on completely satisfying our customers

HSD Customer Inquiries

7%
4%
41%
48%
Call Rep
Self-help
E-mail
Chat

Moving customer contacts to less expensive channels

28

AT&T Broadband

HSD Customer Inquiries Moving customer contacts to less expensive channels

2002 Customer Care Actions Taken

Metrics in place to measure improvement and effectiveness
Increased call center staff by 5% - 10%
Brought in-bound sales function back in-house in some markets
Increasing agent training and development
Implementing additional desktop tools
Increasing call center technology

Delivering measurable improvements in customer care

Steve Bouchard VP, Video Marketing

Digital Cable - Today

3.5M customers at 12/31/01

1.2M Digital subs were added in 2001

Penetration to Basic - 25.6% YE01 (16.8% YE00)

Marketed to 95% of homes passed

Rate of growth expected to slow as penetration reaches 30%

Digital Cable - Historical Positioning

DIGITAL CABLE
MOVIES
kids
cable picks
at the theater
set up
movies A-Z
new releases
movie types
specials
coming soon
movie saver
adults only
exit
help
guide
OnDemand

32
AT&T Broadband

Digital Cable - Historical Positioning

Expand channel offering
Bandwidth when launched: 65% 550MHz

Extend value of premium subscriptions
Multiplex offerings
Competitive offering to satellite
Conservative pricing to accelerate growth

2001 Digital Value Packages

Gold + $13*	Silver + $10*	Bronze + $12*	$42*
Digital Platinum	**Digital Gold**	**Digital Silver**	**Digital Bronze**
• 4 Premiums with plexes	• 2 Premiums with plexes	•1 Premium with plexes	
• 3 Digital Tiers (~36 channels)	• 2 Digital Tiers (~25 channels)	• 1 Digital Tier (~14 channels)	
• Starz! and plexes	• Starz! and plexes	• Starz! and plexes	
• 23 Digital Channels • Encore with plexes • Digital IPG • 38 Digital Music • 40 PPV • Equipment	• 23 Digital Channels • Encore with plexes • Digital IPG • 38 Digital Music • 40 PPV • Equipment	• 23 Digital Channels • Encore with plexes • Digital IPG • 38 Digital Music • 40 PPV • Equipment	• 23 Digital Channels • Encore with plexes • Digital IPG • 38 Digital Music • 40 PPV • Equipment

*Prices approximate company-wide average

33

AT&T Broadband

2001 Digital Value Packages

Digital Bronze

23 Digital Channels
Encore with plexes
Digital IPG
38 Digital Music
40 PPV
Equipment

Digital Silver

23 Digital Channels
Encore with plexes
Digital IPG
38 Digital Music
40 PPV
Equipment

1 Digital Tier
(~14 channels)

Digital Gold

23 Digital Channels
Encore with plexes
Digital IPG
38 Digital Music
40 PPV
Equipment

2 Digital Tiers
(~25 channels)

2 Premiums with
plexes

1 Premium with
plexes

Digital Platinum

23 Digital Channels
Encore with plexes
Digital IPG
38 Digital Music
40 PPV
Equipment

3 Digital Tiers
(~36 channels)

4 Premiums with
plexes

Starz! and plexes

Starz! and plexes

Starz! and plexes

Bronze + $12*

Silver + $10*

Gold + $13*

*Prices approximate company-wide average

$42*

Digital Cable - Time for a Change

More bandwidth delivers more options
Customer focus groups revealed desire for a non-premium digital package with more special interest programming
"Everybody in the family can find something to watch (with this package)."
"This (package) is a better value. You get more for your money, more channels!"
CSR focus groups showed a need for a "Saves" package and an upgrade platform.
"A price between Standard and Bronze would be great. You could retain the customer that way."

New Digital Value Packages

Category Builders

Digital Platinum	Digital Gold	Digital Silver	Digital Standard	Digital Bronze	Digital Starter
• 4 Premiums with plexes	• 2 Premiums with plexes	• 1 Premium with plexes			
• All 3 Digital Tiers (~36 channels)	• Choice of 2 Digital Tiers (~25 channels)	• Choice of 1 Digital Tier (~14 channels)	• 3 Digital Tiers (~36 channels)		
• Starz! with plexes	• Starz! with plexes	• Starz! with plexes			
• 23 Digital Basic Channels • Encore with plexes • Digital IPG • 38 Digital Music • 40 PPV • Equipment	• 23 Digital Basic Channels • Encore with plexes • Digital IPG • 38 Digital Music • 40 PPV • Equipment	• 23 Digital Basic Channels • Encore with plexes • Digital IPG • 38 Digital Music • 40 PPV • Equipment	• 23 Digital Basic Channels • Encore with plexes • Digital IPG • 38 Digital Music • 40 PPV • Equipment	• 23 Digital Basic Channels • Encore with plexes • Digital IPG • 38 Digital Music • 40 PPV • Equipment	• Encore with plexes • Digital IPG • 38 Digital Music • 40 PPV • Equipment

35
AT&T Broadband

New Digital Value Packages

23 Digital Basic Channels
Encore with plexes
Digital IPG
38 Digital Music
40 PPV
Equipment

23 Digital Basic Channels
Encore with plexes
Digital IPG
38 Digital Music
40 PPV
Equipment

Choice of 1 Digital
Tier (~14 channels)

23 Digital Basic Channels
Encore with plexes
Digital IPG
38 Digital Music
40 PPV
Equipment

Choice of 2 Digital
Tiers (~25 channels)

2 Premiums with
plexes

1 Premium with
plexes

23 Digital Basic Channels
Encore with plexes
Digital IPG
38 Digital Music
40 PPV
Equipment

All 3 Digital Tiers
(~36 channels)

4 Premiums with
plexes

Starz! with plexes

Encore with plexes
Digital IPG
38 Digital Music
40 PPV
Equipment

23 Digital Basic Channels
Encore with plexes
Digital IPG
38 Digital Music
40 PPV
Equipment

3 Digital Tiers
(~36 channels)

Digital Starter

Digital Bronze

Digital
Standard

Digital Silver

Digital Gold

Digital Platinum

Starz! with plexes

Starz! with plexes

Category Builders
New packages offer more customer choice
Stronger appeal to non-premium customers

Ron Cooper & Cathy Kilstrom Broadband Telephony Business

Voice Services Highlights

1M subscribers with 6.8M marketable homes on 12/31/01
Competitive landscape
Operational expertise gained
Flexible migration to Voice over IP expected to minimize stranded capital risk
On track to break even in 1Q02

Captured First Mover advantage with circuit switched technology

Voice Services: Smart Play for Cable Operators

Revenue and margin opportunity
Market size in excess of $100 billion annually
Market almost entirely served by the RBOCs
Optimizes core broadband network
Improves performance of all broadband products
Voice customers pull through other broadband products
53% own 2 products
24% own 3 products
Product bundles including voice reduce video churn between 10% and 22%

Monthly Expense/Subscriber ($)

Monthly Revenue/Subscriber ($)

Telephony Expected to Reach Break-Even in 1Q02

Product scaling has improved cost structure
Process consolidation and streamlining improved centralized costs
Operational improvements reduced variable costs

(1) Adjusted for one-time access revenue allocation.

(1)

Over 1 Million subscribers today - expect to increase customer additions in 2002
Plan for significant new marketable homes in 2H02
ARPU nearly $55 in 4Q01
14.8% overall penetration, 55 communities exceed 25% penetration

Broadband's Distinctive Value Driver is Telephony

Delivering a competitive customer alternative